EXHIBIT 99.1

Volvo: Truck deliveries -- February 2004

GOTEBORG, Sweden, March 18, 2004 (PRIMEZONE) -- Total deliveries of trucks from the Volvo Group's (Nasdaq:VOLVY) (Other OTC:VOLVF) (Other OTC:VOLAFK) three truck companies increased 14% through February this year, compared with the year-earlier period. Deliveries from Mack rose 26%, while deliveries from Renault Trucks were up 6%. Deliveries from Volvo Trucks increased 18% during the period.

"Deliveries continued to develop strongly also in February. This applies mainly to North and South America as well as the Middle East, driven by a strong trend in Iran. We also note continued favorable order bookings in Europe and North America," comments Leif Johansson, CEO and President of the Volvo Group.

During the past 12 months, order bookings for the Group's truck operations were 13% higher compared with the preceding year. Orders were up 3% in Europe, while the increase in North America was 34%.

For full report, see attachment.

For further information, contact:

Media Relations:

Bernard Lancelot, Renault Trucks, +33 4 72 96 27 59 Bob Martin, Mack, +1 (610) 709-2670 Claes Claeson, Volvo Trucks, +46 31-66 39 08

Investor Relations:

Fredrik Brunell, AB Volvo, +46 31 66 11 91

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 76,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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http://www.waymaker.net/bitonline/2004/03/18/20040318BIT20250/wkr0007.pdf eng pdf

http://www.waymaker.net/bitonline/2004/03/18/20040318BIT20250/wkr0009.doc